CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The General Partner and Unitholders
AllianceBernstein L.P.
AllianceBernstein Holding L.P.


We consent to the use in the Prospectus Supplement constituting part of this Post-Effective Amendment No. 17 to AXA Equitable Life Insurance Company's Registration Statement File No. 333-17669 on Form S-6 of our reports dated February 24, 2006, with respect to the consolidated statements of income, changes in partners' capital and comprehensive income and cash flows of AllianceBernstein L.P. for the year ended December 31, 2005, and the statements of income, changes in partners' capital and comprehensive income and cash flows of AllianceBernstein Holding L.P. for the year ended December 31, 2005. We also consent to the reference of our firm as experts under the heading "Financial Statements." in the Prospectus Supplement.


/s/ KPMG LLP
New York, New York
April 21, 2008